SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA



September 13, 2010

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published September 1, 9 and 13, 2010.

Best regards,
Skanska AB



Marianne Bergström


SEC MAIL PROCESSING
RECEIVED
SEP 2 0 2010
WASH, D.C.
189
SECTION

Published	Item	Document name	Required by
September 1, 2010	Press Release	Skanska secures road assignment in North Carolina in the U.S. for USD 43 M, or about SEK 315 M	law and by the listing agreement with Stockholm Stock Exchange
September 9, 2010	Press Release	Worlds largest workplace safety initiative – Skanska Safety Week – to start on Monday, September 13	law and by the listing agreement with Stockholm Stock Exchange
September 13, 2010	Press Release	Skanska to start green office project in Prague – investing EUR 38 M, SEK 360 M	law and by the listing agreement with Stockholm Stock Exchange



SKANSKA

Press release

September 13, 2010
8:30 am

Skanska to start green office project in Prague – investing EUR 38 M, SEK 360 M

Skanska is developing the office property City Green Court with a strong environmental profile in Prague in the Czech Republic. Skanska's investment totals EUR 38 M, approximately SEK 360 M.

City Green Court will comprise 16,000 square meters of leasable space and is expected to be ready for occupancy during the first quarter of 2012. The property is located in Prague's central business district, Pankrác.

As with other office projects that Skanska is developing, City Green Court is being designed to meet the requirements for certification according to the international environmental certification system LEED.

"We see a large and growing interest for green, modern and flexible offices that offer a stimulating work environment. Both investors and tenants demand this and see the value in these qualities," says Britta Cesar, Managing Director, Skanska Property Czech Republic.

Previously this year, Skanska sold the Vysehrad Victoria office project in Prague. Also, the Czech Republic's first LEED-certified project was built by Skanska for the bank ČSOB.

Skanska Commercial Development Europe initiates and develops office and logistics property projects. The company's operations are concentrated in metropolitan areas in Hungary, the Czech Republic and Poland and are conducted in three local units: Skanska Property Czech Republic, Skanska Property Hungary and Skanska Property Poland.

For further information, please contact:

Britta Cesar, Managing Director, Skanska Property Czech Republic, tel +420 724 192 143
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on the company's global environmental expertise, Skanska aims to be the customer's first choice for Green projects. The Group currently has 49,000 employees in selected home markets in Europe, the U.S. and Latin America. Skanska's sales in 2009 totaled SEK 137 billion.

SKANSKA

Press release

September 9, 2010
08:30am.

World's largest workplace safety initiative – Skanska Safety Week – to start on Monday, September 13

Monday, September 13 marks the start of Skanska Safety Week 2010. This is the sixth consecutive year for the world's largest workplace safety initiative, organized by a company. At more than 10,000 worksites worldwide, Skanska's 49,000 employees and thousands of customers, subcontractors, suppliers and business partners will be involved in activities focused on safety.

Skanska Safety Week will extend from September 13 to 19. The objective is to increase the focus on safety at worksites in order to prevent accidents and realize Skanska's vision of zero worksite injuries among employees, subcontractors and the general public.

"It is completely unacceptable that people in our industry risk their lives in performing their daily work. Working safely is everyone's right. Safety is Skanska's highest priority, and Skanska Safety Week is therefore an important initiative to show that accidents can and must be avoided," says Johan Karlström, President and CEO of Skanska.

The construction industry has traditionally been one of the most dangerous sectors in which to work. Some 40 percent of all fatal accidents in workplaces occur in this industry. However, experience from Skanska's Safety Week, shows that the number of accidents can be greatly reduced. During Safety Week 2009, the percentage of accidents that resulted in absence from work in the entire Skanska Group was more than 50 percent lower than during an average week, when about 20 accidents were reported. Restated for a full year, this would correspond to approximately 650 fewer accidents among Skanska employees and subcontractors worldwide.

Activities to be conducted during the week include hundreds of safety visits to worksites by senior Skanska managers, including extensive training programs for employees, subcontractors and business partners relating to safety, such as work planning to avoid risks, work at great heights and fire training, as well as many other activities at Skanska's construction projects and offices worldwide. There will also be activities focusing on health, such as training in first aid and blood

testing. Further information about the activities will be available as of Monday at www.skanska.com/safetyweek.

"Safety is one of the core values at Skanska and our very highest priority, every day, for all people and in all of the places where we work. It is therefore of the utmost importance that everyone – employees, subcontractors and business partners alike – participates in planning to prevent accidents. This is the only way to achieve our long-term goal of zero accidents. We still have some way to go, but I am convinced that we will succeed," says Johan Karlström.

Since Skanska started its Safety Week in 2005, the lost-time accidents among employees has declined by more than 50 percent. The company is taking extensive measures to further reduce the number of accidents. Stringent rules for personal safety equipment at worksites have been introduced, and extensive training programs have been conducted. Analyses of safety risks are now mandatory in all construction projects. Skanska has also taken the initiative to increase the focus on accidents that could have been serious but in which no one was injured.

Safety efforts are measured and carefully followed up, and results regularly are compared between Skanska business units to spread knowledge and lessons learned between the units. The accident frequency also affects the variable salary of many Skanska managers. As of 2009, a Global Safety Stand Down was introduced during which all work is stopped on a special occasion in conjunction with a tragic fatal accident occurring at one of Skanska's worksites. The focus is on encouraging all employees, subcontractors and business partners to learn from the tragedies that have occurred and how they could have been prevented.

For further information, contact:

Noel Morrin, SVP Sustainability and Green Construction, Skanska AB, tel +46 (0) 10 448 88 98
Peter Gimbe, Press Officer, Skanska AB, tel +46 (0)10-448 88 38
Direct line for media: +46 (0)10-448 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on the company's global environmental expertise, Skanska aims to be the customer's first choice for green projects. The Group currently has 49,000 employees in selected home markets in Europe, the U.S. and Latin America. Skanska's sales in 2009 totaled SEK 137 billion.

File Number 82-34932

SKANSKA

Press Release

September 1, 2010
08:35am CET

Skanska secures road assignment in North Carolina in the U.S. for USD 43 M, or about SEK 315 M

Skanska has signed a road-construction contract in North Carolina in the U.S. The contract value totals USD 43 M, or about SEK 315 M, and will be included in third-quarter order bookings. The customer is the U.S. Marine's regional facility unit, Mid-Atlantic Naval Facilities Engineering Command (NAVFAC).

The project comprises a 3.5-kilometer, two to four-lane entry road to the Camp LeJeune marine base between Wilmington and Morehead City in North Carolina. The assignment also includes a 600-meter concrete pile-supported bridge. The bridge will span a protected area of Northeast Creek and therefore carried out with particular environmental consideration.

Work will commence in the fall and the first phases are scheduled for completion by early 2011. The entire project is scheduled for final completion in January 2013.

NAVFAC has previously appointed Skanska for a number of marine construction assignments, including port, basin and pier constructions in Virginia.

Skanska USA is one of the leading development and construction companies in the country, consisting of four business units: Skanska USA Building, which specializes in building construction; Skanska USA Civil, specialized in civil infrastructure; Skanska Infrastructure Development, which develops public private partnerships; and Skanska Commercial Development, which develops commercial development projects in select U.S. markets. Headquartered in New York, Skanska USA has approximately 7,000 employees and its 2009 revenues were SEK 44 billion.

For further information please contact:

Jessica Murray, Communications Director, Skanska USA,
tel +1 404 946 7468
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for Green solutions. The Group currently has 49,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.